EAGLE SERIES TRUST

CLASS R-3
DISTRIBUTION AND SERVICE PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Eagle Series Trust Class R3 Distribution Plan shall be as follows:

INVESTMENT GRADE BOND FUND	0.50%
INTERNATIONAL EQUITY FUND	0.50%
LARGE CAP CORE	0.50%
MID CAP GROWTH FUND	0.50%
MID CAP STOCK FUND	0.50%
SMALL CAP CORE VALUE FUND	0.50%
SMALL CAP STOCK FUND	0.50%

Dated:  November 17, 2009